ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

November 15, 2004

04046381

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 22 2004
WASH, D.C. 213 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of August 12, 2004, enclosed please find a press release dated November 15, 2004,

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
DEC 02 2004
THOMSON
FINANCIAL

DOCSNY1:863595.2
13024-2 JG9

FILE NO.
82-5077

Ad hoc release 15/11/2004

FJH AG: Result strained by persistent weak markets, reorganisation i progress

FJH AG (ISIN DE0005130108), the consultancy and software company listed Prime Standard, was subject to a persistent reluctance of the German insurai sector to invest in the first nine months of the financial year. Results are clea marked by the reorganisation measures implemented in the third quarter as by the related application of the future IFRS regulations similar to US-GAAP. IFRS revenues amounted to 50.9 million Euro (2003: 95.2 million Euro), 9-M Result after tax was -73.5 million Euro (2003: 12.8 million Euro) and EBIT -8 million Euro (2003: 21.5 million Euro). EBITDA in the third quarter adjusted l and ultimate effects amounted to -4.5 million Euro compared to -5.6 million l the previous quarter.

When the adoption of the Old Incomes Act did not lead to the expected recov the market FJH reacted immediately and intensified the ongoing cost cutting programme and initiated the reorganisation of the company. In this context e capacities will have dropped to about 750 by the end of the year. This equals reduction of 300 employees and will effect a cost relief in the double digit mil range. In order to further strengthen sales a new customer department will b

In terms of highest possible continuity and comparability of future results the company decided to apply the future, stricter regulations from the adaptatior to US-GAAP already to the 9-Month-Result. These criteria are already permitt in terms of Revenue Recognition lead to a change in balancing, especially a b sheet reduction of the position receivables. The economic value of the projec affected by this and the corresponding receivables will still be billed. The app these stricter regulations with regard to receivables effects balance sheet red according to IFRS in the sector of Third-Party-Administration (Riester busines amounting to 9 million Euro. For longer running receivables which cannot be the end of 2005 only the billable part has been taken into account. This leads balance sheet reduction of 25 million Euro. Changed formal requirements reg the form of individual orders within a framework contract and their implemer a given time result in a further balance sheet reduction of 22 million Euro. Th in accounting leads to a one off strain in the quarter. Correspondingly hidden are formed which lead to extraordinary income in the future.

Based on the sum of these measures the company has laid the grounds to re profitability in 2005.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: **thomas.meindl@fjh.com**
Internet: www.fjh.com

Munich, 15/11/2004

FILE NO.
82-5077

FJH AG ▪ Leonhard-Moll-Bogen 10 ▪ D-81373 Munich ▪ Phone +49 89 / 7 69 01-0 ▪ Fax +49 89 / 7 69 88 13 ▪ **info@fjh.com**